Elizabeth Gioia Counsel Law Department
Direct Dial:	(860) 323-2120
Fax:	(855) 722-9055

June 29, 2012

Michael Kosoff

Office of Insurance Products

United States Securities and Exchange Commission

Division of Investment Management

Washington, D.C.  20549

Re:          Hartford Life Insurance Co Separate Account Seven

Initial Registration Statement on Form N-4

File Nos., 333-181234; 811-04972

Dear Mr. Kosoff:

Presented below please find specific responses to each of your comments and questions from June 27, 2012:

1. Fund Table — Total Annual Fund Operating Expenses (pp. 5-10)

Management fees for the American Funds Master Feeder Funds should be reflected in the appropriate columns as according to Form N1-A and as reflected in the underlying fund Registration Statement.

RESPONSE:  Agreed.

2. Expense Examples (p. 11).

Please confirm that the 5 and 10 year columns do not contain the charge for the liquidity feature, and revise the prefatory language accordingly.

RESPONSE:  The expense examples reflect that the liquidity rider charge is only reflected in years 1 and 3 and that in all years the highest possible charges are reflected in the examples.  We have revised the prefatory language accordingly.

3. Liquidity Feature (p. 26)

Please clarify whether or not the rider fee can increase after the rider is elected.

RESPONSE:  Agreed.

4. Daily Lock Income Benefit (p. 57)

Please clarify in the Objective that longevity protection is offered in the form of lifetime payments.

RESPONSE:  Agreed.

Sincerely,

/s/ Elizabeth L. Gioia
Elizabeth L. Gioia